Exhibit 99.7

Imperial Tobacco Group PLC – Director Declaration

In compliance with rule LR 9.6.14 of the Financial Services Authority Listing Rules, Imperial Tobacco Group PLC announces that Mr A G L Alexander, a Non-Executive Director, has informed the Company that Platinum Investment Trust PLC, of which Mr Alexander is a Director, entered members voluntary liquidation with effect from 31 January 2007 and, therefore, Mr Alexander has ceased to be a Director.

There have been no other changes to the information set out in LR 9.6.13R (2) to LR 9.6.13R (6) in respect of Mr Alexander.

T Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com